EXHIBIT 3(iv)

ARTICLES OF AMENDMENT (General Business) Title 30, Chapters 21 and 29, Idaho Code Base Filing fee: $30.00 + $20.00 for manual processing (form must be typed).

1.  The name of the corporation is:

Enviro Technologies, Inc.

If the corporation has been administratively dissolved and the corporate name is no longer available for use, the amendment(s) below must include a change of corporate name.

2.	The text of each article being amended:

Article V is hereby deleted in its entirety and replaced with the following:

The maximum number of shares that this corporation shall be authorized to issue is Two Hundred Fifty Million (250,000,000) shares of common stock, par value $0.001 per share, and Five Million (5,000,000) shares of preferred stock, par value $0.001 per share, issuable in such series and with such designations, rights and preferences as the Board of Directors of the corporation may determine from time to time.

On the effective date of these Articles of Amendment, the corporation will effective a reverse stock split (the "Reverse split") of its issued CONTINUED ON EXHIBIT A HERETO

3.	The date of adoption of the amendment(s) was: August 20, 2020

4.	Manner of adoption (choose one):

○    The amendment consists exclusively of matters which do not require shareholder action pursuant to section 30-29-1002, 30-29-1005, and 30-29-1006, Idaho Code, and was, therefore, adopted by the board of directors.

○    None of the corporation's shares have been issued and was, therefore, adopted by the     ☐ incorporator             ☐ board of directors

●   Approval by the shareholders is required and the shareholders duly approved the amendment(s) as required by either Title 30, Chapters 20, 21, and 29, Idaho Code or by the Articles of Incorporation.

Secretary of State use only

EXHIBIT A

ARTICLES OF AMENDMENT

ENVIRO TECHNOLOGIES, INC.

and outstanding common stock pursuant to which every ten (10) issued and outstanding shares of the common stock, par value $0.001 (the "Old Common Stock") shall be reclassified and converted into one (l) validly issued, fully paid and non-assessable share of common stock, par value $0.001 (the "New Common Stock"). Each certificate representing shares of Old Common Stock shall thereafter represent the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate were reclassified and converted hereby; provided, further, that no cash will be paid or distributed as a result of the Reverse Split and no fractional shares will be issued. All fractional shares which would otherwise be required to be issued as a result of the Reverse Split will be rounded up to the nearest whole share.

The effective date of this Amendment shall be September 10, 2020.